UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

AMERICAN URANIUM CORPORATION

(Exact name of registrant as specified in its corporate charter)

333-135201

(Commission File No.)

Nevada (State or other jurisdiction of incorporation or organization)	98-0491170 (I.R.S. Employer Identification No.)

5 Locust Road, Orleans MA 02653

(Address of principal executive offices)

(508) 240-1259

(Issuer's telephone number)

Approximate Date of Mailing: May 9, 2007

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AMERICAN URANIUM CORPORATION

(formerly Alpine Resources Corporation)

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

This Information Statement is being mailed on or about May 9, 2007 to the holders of record as at May 2, 2007, of shares of common stock, par value $0.00001 per share, of our company American Uranium Corporation, a Nevada corporation incorporated on March 24, 2005 under the name of Alpine Resources Corporation, and merged with our subsidiary American Uranium Corporation on April 10, 2007, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 of Regulation 14E, promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

On April 19, 2007, Mir Huculak (“Huculak”) and Robert Rich (“Rich”) entered into a share purchase agreement (the “Agreement”) whereby Huculak sold his 250,000,000 common shares of American Uranium Corporation (the “Company”) to Rich for US $50,000. The transaction has completed.

As a result of the Agreement, Mr. Rich has been appointed as President, Secretary, Treasurer, and to the Company’s Board of Directors, which increased the current Board to two members.

Mir Huculak wishes to resign as a director, which would result in Mr. Rich being the sole director of the Company. This resignation will be effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission and its mailing or delivery to all of our shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 or Regulation 14E thereunder, or (b) the date of completion of the Agreement.

Please read this Information Statement carefully. It describes the terms of the share exchange agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Agreement. All company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street NE, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

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VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of the Company

As of May 2, 2007 and the date of this Information Statement, there were and are 276,487,500 shares of the Company’s common stock issued and outstanding. Each shareholder is entitled to one vote for each share of common stock in his/her/its name on the books of our company, whether represented in person or by proxy.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares the Company’s common stock known by us to be owned beneficially as of May 2, 2007 and the date hereof by: (i) each person (including any group) that owns more than 5% of any class of our voting securities; (ii) each of our directors and officers; and (iii) directors and officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner [1]	Amount and Nature of Beneficial Owner	Percent of Class [1,2]
common	Robert A. Rich 5 Locust Road Orleans MA 02653	250,000,000	90.4%

1 Regulation S-B promulgated under the Exchange Act, defines a beneficial owner of a security as any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on March 2, 2007, and the date of this Information Statement.

2 Calculated based upon our 276,487,500 issued and outstanding shares as of May 2, 2007 and as of the date of this Information Statement.

Changes in Control

There will be a change in control of our company that will occur as a result of the transaction contemplated in the Agreement.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our current and proposed executive officers and directors:

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Name	Age	Position with the Company	Served as a Director and Officer Since
Mir Huculak	67	Director[1]	March 23, 2005
Robert A. Rich	60	President, Secretary, Treasurer & Director	April 19, 2007

The resignation to be effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 of Regulation 14E thereunder; and (b) the date of completion of the share exchange agreement.

Robert A. Rich – President and Director

From 1988 to the present Dr. Rich has been the President of Rich Associates, Inc. in Orleans, Massachusetts where he provides marketing & sales, contracting procurement, market analysis and company/property evaluation services in the areas of nuclear power and nuclear fuel commodities.

From 1985-1987 Dr. Rich was the Executive Vice President of Edlow International Company in Washington, DC in which he managed the day-to-day business of a company specializing in nuclear transport management, nuclear fuel consulting, information and sales representative services.

From 1976-1984 Dr. Rich was a Uranium Geologist and a Manager in Framingham, Massachusetts for Yankee Atomic Electric Company. During this time he developed and managed uranium exploration projects in northeast US from conception through drilling and data interpretation as well as evaluated numerous US and Canadian exploration/development acquisition or joint venture proposals. He was also responsible for negotiating joint venture agreements, mineral leases and for managing a group responsible for buying uranium, conversion, enrichment and spent fuel disposal services for nuclear power plants and nuclear transportation.

Dr. Rich received a PhD and MA is Geological Sciences from Harvard University in 1975 and 1970 respectively

Family Relationships

There are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

Board Meetings and Committees

Our board of directors held no formal meetings during the 12 month period ended February 28, 2007. All proceedings of the board of directors were conducted by resolutions consented to in writing by the sole director and filed with the minutes of the proceedings of the director. Such resolutions consented to in writing by the director entitled to vote on that resolution at a meeting of the directors are, according to the Nevada General Corporation Law and the by-laws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

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We do not have standing audit, nominating or compensation committees, or committees performing similar functions. Our board of directors believe that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our board of directors. The directors who perform the functions of auditing, nominating and compensation committees are not independent because they are also officers of our company. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. Our board of directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because we believe that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level. There are no specific, minimum qualifications that our board of directors believes must be met by a candidate recommended by our board of directors. The process of identifying and evaluating nominees for director typically begins with our board of directors soliciting professional firms with whom we have an existing business relationship, such as law firms, accounting firms or financial advisory firms, for suitable candidates to serve as directors. It is followed by our board of directors’ review of the candidates’ resumes and interview of candidates. Based on the information gathered, our board of directors then makes a decision on whether to recommend the candidates as nominees for director. We do not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than 5% of any class of voting securities of our company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to our company or has a material interest adverse to our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as disclosed herein, there have been no transactions or proposed transactions in which the amount involved exceeds the lesser of $120,000 or one percent of the average our total assets at year-end for the last three completed fiscal years in which any of our directors, executive officers or beneficial holders of more than 5% of the outstanding shares of our common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5

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respectively. Executive officers, directors and greater than 10% shareholders are required by the SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that all filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with, with the exception of the following:

Name	Number of Late Reports	Number of Transactions Not Reported on a Timely Basis	Failure to File Requested Forms
Mir Huculak[1]	1	1	Nil
Robert Rich	Nil	Nil	Nil

Mr. Huculak has not made any insider report filings.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The particulars of compensation paid to the following persons:

(a)	our principal executive officer;
(b)

each of our four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; or

(c)

any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as our executive officer at the end of our most recently completed financial year.

who we will collectively refer to as the named executive officers, are set out in the following summary compensation table.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensa-tion ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensa-tion ($)	Total ($)
Robert A. Rich[1] President and a Director	2007 2006	$5,500[2] Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$5,500 Nil
Mir Huculak Director	2007 2006	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

On April 19, 2007, Robert Rich was appointed as our President and a director

2 Based on a salary of $180,000 per year.

There were no grants of stock options or stock appreciation rights to our executive officers and directors made during the fiscal years ended February 28, 2007 and February 28, 2006.

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There are no arrangements or plans in which we provide pension, retirement or similar benefits for our current directors or current executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our current directors or current executive officers, except that stock options may be granted at the discretion of the board of directors or a committee thereof.

Dated: May 9, 2007

By Order of the Board of Directors

AMERICAN URANIUM CORPORATION

/s/ Robert A. Rich

Robert A. Rich

President

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